SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _________)

                     Skyline Multimedia Entertainment, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 par value
                         (Title of Class of Securities)

                                   83083P 100
                                 (CUSIP NUMBER)

                                Walter Threadgill
                             Skyride Associates, LLC
                           241 Fifth Avenue, Suite 302
                            New York, New York 10016
                                 (212) 686-2360

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 15, 2003
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.






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



                                  SCHEDULE 13D

CUSIP NO.  83083P 100

         1.       Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  Skyride Associates, LLC

                  I.D. No.:

         2. Check the Appropriate Box if a Member of a Group

                  (a) [ ] (b) [ ]

         3.       SEC Use Only

         4. Source of Funds: WC, OO

         5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)........[   ]

         6. Citizenship or Place of Organization: Delaware

Number of                  7.       Sole Voting Power: 176,179,898
Shares
Beneficially               8.       Shared Voting Power: 0
Owned By
Each Reporting             9.       Sole Dispositive Power: 176,179,898
Person With                10.      Shared Dispositive Power: 0

         11. Aggregate Amount Beneficially Owned by Each Reporting Person:       176,179,898

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) .........[   ]

         13. Percent of Class Represented by Amount In Row 11: 98.8%

         14. Type of Reporting Person: OO


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



ITEM 1.          SECURITY AND ISSUER


                  This Statement relates to the common stock, $.001 par value ("Common Stock"), of Skyline Multimedia Entertainment, Inc., a New York corporation (the "Company"), with its principal executive offices at 350 Fifth Avenue, New York, New York 10118.





ITEM 2.           IDENTITY AND BACKGROUND

         (a) This Statement is filed by Skyride Associates, LLC, a Delaware limited liability company (the "Acquiror"). Each of the members of the Acquiror, the members of the Board of Managers of the Acquiror and each person controlling such member or Board of Managers are listed below and are collectively referred to herein as the "Acquiror Affiliates". The members of the Acquiror (and their respective membership interests) are (1) Minority Broadcast Ventures, Inc. Defined Benefit Pension Plan and Trust ("Minority Broadcast Plan")(22% of membership interests), (2) Multimedia Broadcast Investment Corporation (16% of membership interests), a Delaware corporation, (3) Mr. Walter Threadgill (12% of membership interests), (4) Z. Zindel Corp. Money Purchase Plan ("Z. Zindel Plan")(40% of membership interests), and (5) Mr. Zindel Zelmanovitch (10% of membership interests). Mr. Threadgill is 100% beneficiary of, and is the sole trustee of, Minority Broadcast Plan. Mr. Threadgill owns 100% of the outstanding capital stock of, and is the sole officer and director of, Minority Broadcast Ventures, Inc., a Delaware corporation, which owns 100% of the outstanding capital stock of Multimedia Broadcast Investment Corporation. Mr. Threadgill is the sole officer and director of the latter corporation. Mr. Zelmanovitch is 100% beneficiary of, and is the sole trustee of, Z. Zindel Plan. A Board of Managers is the manager of the Acquiror. The members of such Board of Managers are: Mr. Threadgill and Mr. Zelmanovitch in their respective individual capacities, Mr. Threadgill as trustee of the Minority Broadcast Plan, Mr. Threadgill as President of Multimedia Broadcast Investment Corporation and Mr. Zelmanovitch as trustee of the Z. Zindel Plan.

         (b) The business address and principal place of business of the Acquiror is 241 Fifth Avenue, Suite 302, New York, New York 10016. The business address of each of the Acquiror Affiliates is as follows: (1) Minority Broadcast Plan, 2774 South Ocean Boulevard, Palm Beach, Florida 33480, (2) Multimedia Broadcast Investment Corporation, 3101 South Street, NW, Washington, DC 20007,
(3) Mr. Threadgill, 241 Fifth Avenue, Suite 302, New York, New York 10016, (4)
Z. Zindel Plan, 241 Fifth Avenue, suite 302, New York, New York 10016,
Attention: Zindel Zelmanovitch, Trustee, and (5) Mr. Zelmanovitch, 1934 East 18th Street, Brooklyn, New York 11229.

         (c) The Acquiror was formed for the purpose of acquiring the outstanding Series A Convertible Participating Preferred Stock of the Company, certain warrants to purchase the Company's common stock and certain debts owed by the Company. The Acquiror does not have any other substantive business. The principal business or occupation of the Acquiror Affiliates are set forth below:



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



                                                 PRINCIPAL OCCUPATION OR
                                                 -----------------------
NAME                                             BUSINESS                       CONTROL PARTY
----                                             --------                       -------------
Minority Broadcast Ventures, Inc. Defined        Not Applicable                 Walter Threadgill as Sole Trustee
Benefit Pension Plan and Trust                                                  and Beneficiary




Multimedia Broadcast Investment Corporation      Financial Consulting and       Owned 100% by Minority Broadcast
                                                 Investing                      Ventures, Inc. which is owned 100%
                                                                                by Walter Threadgill


Walter Threadgill                                President and CEO of           Not applicable
                                                 Minority Broadcast Ventures,
                                                 Inc. and Multimedia
                                                 Broadcast Investment
                                                 Corporation

Z. Zindel Corp. Money Purchase Plan              Not Applicable                 Zindel Zelmanovitch as Sole Trustee
                                                                                and Beneficiary


Zindel Zelmanovitch                              Chairman and CEO of East       Not Applicable
                                                 Coast Venture Capital, Inc.
                                                 (a SSBIC or Specialized
                                                 Small Business Investment
                                                 Company)

         (d) None of the Acquiror or the Acquiror Affiliates has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Acquiror or the Acquiror Affiliates has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

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

         (f) Each of the individual Acquiror Affiliates is a citizen of the United States.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         On September 15, 2003, the Acquiror acquired from their respective holders (the "Sellers") (1) all of the outstanding Series A Convertible Participating Preferred Stock ("Series A Preferred") (a total of 1,090,909 shares) of the Company and (2) all of the Company's outstanding promissory notes (including interest accrued thereon) (the "Notes"), and Common Stock purchase warrants ("Warrants") issued in connection with such notes, which are described in the Company's latest Quarterly Report on Form 10-QSB (for the quarter ended March 31, 2003) and latest Annual Report on Form 10-KSB (for the fiscal year ended June 30, 2002) under the captions "SENIOR CREDIT AGREEMENT", "SENIOR SECURED CREDIT AGREEMENT" and "OTHER NOTES PAYABLE". The Notes are also listed in Schedule 1.1 to the Securities Purchase Agreement, dated September 15, 2003, which is filed as an exhibit to this Statement. The Securities Purchase Agreement also provided that the Acquiror automatically acquired all other securities of the Company owned by the Sellers as of September 15, 2003. Such other securities include 290,000 shares of Common Stock. The Acquiror paid the Sellers the aggregate purchase price of $6,000,000 of which $3,000,000 was from the capital of the Acquiror and $3,000,000 was borrowed by the Acquiror from Continental Funding Group, LLC. The $3,000,000 of borrowed funds has been repaid, along with interest and other charges, out of the Acquiror's capital. On September 24, 2003, the Acquiror transferred 60% (or 654,546 shares) of the Series A Preferred to Mr. Fredrick Schulman.





ITEM 4.  PURPOSE OF TRANSACTION

         The Senior Secured Credit Agreement, dated May 20, 1998, which the Company and its subsidiaries entered into with The Bank of New York as Trustee for the Employment Retirement Plan of Keyspan Energy Corp. ("Keyspan") and Propect Street NYC Discovery Fund, L.P. ("Prospect Street Discovery") provides that, "[u]pon notice to the Company, Keyspan shall have the right to designate two members to the Company's Board of Directors, provided, however, that such designees shall be subject to the approval of the Company, which approval shall not be unreasonably withheld." In addition, the Company's Certificate of Amendment to its Certificate of Incorporation relating to the Series A Preferred grants the majority holder of the Series A Preferred the right to elect by written consent of the Series A Preferred up to two members of the Company's Board of Directors which such Certificate of Amendment states shall be limited to six members unless the Series A Preferred otherwise agrees. Through its acquisitions on September 15, 2003, the Acquiror acquired Keyspan's rights to designate two members of the Company's Board. By transferring 60% of the outstanding Series A Preferred to


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Mr. Schulman, the Acquiror transferred to Mr. Schulman the right of the majority of the Series A Preferred to elect two members of the Company's Board.

         Simultaneously with the closing on September 15, 2003 of said acquisition of securities by the Acquiror, three out of the five members of the Company's Board of Directors resigned and were replaced by three new directors. Richard Stewart, the member of the Board who was the designee of the Series A Preferred holder, designated Fredrick Schulman to replace him as a member of the Board and Mr. Schulman's appointment was ratified by the Board. Upon the resignations from the Board of Anne Jordan and Joseph Bodanza, who were the Board designees of Keyspan, the Board, excluding Mr. Schulman, elected Alan D. Segars and Renwick Day as replacement members of the Board. After the closing referred to above, the Company's Board consisted of Steven Vocino, Michael Leeb, Fredrick Schulman, Alan D. Segars and Renwick Day.

         Except as set forth above in this Item 4, the Acquiror does not have any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4. Nothing set forth above should be interpreted to preclude the Acquiror from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.





ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         According to the Company's latest Quarterly Report on Form 10-QSB (for the quarter ended March 31, 2003), there are outstanding 2,095,000 shares of Common Stock, 960,000 shares of the Company's Class A Common Stock, $.001 par value per share, and 1,090,909 shares of Series A Preferred. The Acquiror acquired from one of the Sellers 290,000 shares of Common Stock which had originally been issued as 290,000 shares of Class A Common Stock. The Acquiror does not believe that any shares of the Class A Common Stock are outstanding.

         On September 15, 2003, the Acquiror acquired 1,090,909 shares of Series A Preferred and such shares may be converted into a total of 7,538,181 shares of Common Stock (or one share of Series A Preferred into 6.91 shares of Common Stock). On September 24, 2003, the Acquiror transferred to Mr. Schulman 654,546 shares of the Series A Preferred. After such transfer, the Acquiror owned 436,363 shares of Series A Preferred which are convertible into a total of 3,015,268 shares of Common Stock.

         The Acquiror also acquired warrants, expiring on December 20, 2006, to purchase a total of 434,143 shares of Common Stock at the exercise price of $4.25 per share. The Acquiror also acquired warrants which may be exercised at $0.375 per share into such number of shares of Common Stock as would equal 94.334% of the total outstanding shares of Common Stock on a fully-diluted basis (after taking into account the full exercise of such warrants). These $0.375 per share warrants provide for "cashless exercise", provide that the exercise price may be paid by surrender of debt or equity securities of the Company having a value equal to the

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

exercise price, and do not have a stated expiration date. Based upon outstanding capital stock information provided by the Company's latest 10-QSB (and assuming that no shares of Class A Common Stock are outstanding), such warrants are estimated to be convertible into a total of 172,440,487 shares of Common Stock. Because the Warrants are currently exercisable, all of the shares underlying the Warrants have been included in this Statement as beneficially owned by the Acquiror. Assuming the conversion or exercise of the Series A Preferred and the Warrants owned by the Acquiror (but not the Series A Preferred owned by Mr Schulman), the Acquiror beneficially owns 176,179,898 shares of Common Stock, or 98.8% of the Common Stock outstanding.

         The Acquiror also acquired Notes representing a total of approximately $7,735,000 in outstanding principal and all interest accrued thereon which, as of June 30, 2003, was approximately $8,365,605.

         The Acquiror has the sole power to vote and dispose of the shares of Common Stock beneficially owned by it. Messrs. Threadgill and Zelmanovitch each disclaims beneficial ownership of the shares beneficially owned by the Acquiror. The Acquiror disclaims beneficial ownership of the Company's securities owned by Mr. Schulman.

         Other than the transactions described above, none of the Acquiror or the Acquiror Affiliates has effected any transaction involving the Company's securities within the preceding sixty (60) days.





ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.




ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          EXHIBIT NUMBERS                  EXHIBIT


                                   Securities Purchase Agreement, dated as of September 15, 2003, by and among Skyride Associates, LLC, as Purchaser, and the following Sellers: US Small Business Administration, as Receiver for Prospect
           10.1 Street NYC Discovery Fund, L.P., The Bank of New York as Trustee for the Employees' Retirement Plan of Keyspan


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


          EXHIBIT NUMBERS                  EXHIBIT

                                   Corporation, The  Bank of New York
                                   as Trustee for the Keyspan
                                   Corporation Non-Bargaining
                                   Health VEBA and Prospect Street
                                   NYC Co-Investment   Fund, L.P.

                               Page 8 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 25, 2003

                                        SKYRIDE ASSOCIATES, LLC


                                        By: /s/  Walter Threadgill
                                            -----------------------------------
                                                Walter Threadgill,
                                                Member

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